TRUSTED RELATIONSHIPS


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TOMPKINS FINANCIAL

2012 CORPORATE REPORT

TRUSTED RELATIONSHIPS

Tompkins Financial is much more than an organization providing banking, wealth management and insurance. Tompkins is also defined by the many trusted relationships that are the foundation of everything we do.

Through trusted relationships with our customers, we are able to provide financial solutions that help them achieve their goals as individuals and as businesses.

Through trusted relationships with our employees, we see our Company's vision carried out in thousands of personal interactions each day.

Through trusted relationships with our shareholders, we continue to attain financial results that exceed the vast majority of corporations in our industry.

And through trusted relationships between our organizations, we are able to seamlessly and effectively work together to serve our customers and communities better.

We are pleased at the performance that Tompkins Financial achieved in 2012. Beyond that, we are abundantly grateful for the countless trusted relationships that make such performance possible.

Tompkins Trust Company   The Bank of Castile   Mahopac National Bank   VIST Bank
Tompkins Insurance Agencies   Tompkins Financial Advisors

FINANCIAL HIGHLIGHTS

{IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA}	2012	2011	% CHANGE
Total assets	$4,837,197	$3,400,248	42.26%
Net income attributable to Tompkins Financial Corporation	$31,285	$35,419	(11.67%)
Net operating income[1]	$40,706	$35,571	14.44%
Diluted earnings per share	$2.43	$3.20	(24.06%)
Adjusted diluted earnings per share[1]	$3.16	$3.21	(1.56%)
Cash dividends per share	$1.46	$1.40	4.29%

1. These measures were adjusted to exclude the impact of merger and integration expenses related to the VIST Financial acquisition, which closed on August 1, 2012, as well as other nonrecurring items. These adjusted measures are considered non-GAAP measures and are defined in the Company's Form 10-K.

SELECTED FINANCIAL DATA

{IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA}	2012[1]	2011	2010	2009	2008
Financial Statement Highlights					
Assets	$4,837,197	$3,400,248	$3,260,343	$3,153,260	$2,867,722
Total loans	2,954,610	1,981,849	1,910,358	1,914,818	1,817,531
Deposits	3,950,169	2,660,564	2,495,873	2,439,864	2,134,007
Other borrowings	111,848	186,075	244,193	208,956	274,791
Shareholders' equity	441,360	299,143	273,408	245,008	219,361
Interest and dividend income	158,356	137,088	144,062	146,795	140,783
Interest expense	24,213	25,682	32,287	39,758	50,393
Net interest income	134,143	111,406	111,775	107,037	90,390
Provision for loan and lease losses	8,837	8,945	8,507	9,288	5,428
Net securities gains	324	396	178	348	477
Net income attributable to Tompkins Financial Corporation	31,285	35,419	33,831	31,831	29,834
Per Share Information[2]					
Basic earnings per share	2.44	3.21	3.13	2.98	2.81
Diluted earnings per share	2.43	3.20	3.11	2.96	2.78
Adjusted diluted earnings per share[3]	3.16	3.21	3.11	2.96	2.69
Cash dividends per share	1.46	1.40	1.33	1.24	1.20
Book value per share	30.67	26.89	25.09	22.87	20.44
Tangible book value[4]	22.96	22.58	20.88	18.53	16.18
Selected Ratios					
Return on average assets	0.76%	1.07%	1.06%	1.06%	1.13%
Return on average equity	8.30%	12.02%	12.72%	13.66%	14.15%
Average shareholders' equity to average assets	9.21%	8.94%	8.33%	7.74%	8.01%
Dividend payout ratio	59.84%	43.61%	42.49%	41.61%	42.70%

Other Selected Data

{IN WHOLE NUMBERS, UNLESS OTHERWISE NOTED}					
Employees (average full-time equivalent)	839	719	726	720	686
Banking offices	66	46	45	45	45
Bank access centers (ATMs)	83	63	69	67	69
Trust and investment services assets under management, or custody (in thousands)	$3,240,782	$2,780,622	$2,859,725	$2,542,792	$2,161,484

1. Includes the impact of the acquisition of VIST Financial on August 1, 2012.

2. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

3. Non-GAAP adjusted diluted earnings per share is computed by taking net income and adding back after-tax merger related expenses and subtracting an accrual adjustment related to VISA litigation. In 2012 and 2011, after-tax merger related expenses totaled $9.7 million and $152,000, respectively, while the after-tax VISA accrual adjustment totaled $(243,000) and $0, respectively. There were no merger related expenses in prior years. In 2008, there was an after-tax adjustment of $983,000 related to VISA. Adjusted diluted earnings per share is a non-GAAP measure that management believes provides management and investors with information that is useful in understanding the Company's financial performance and condition.

4. Tangible common equity is used to calculate tangible book value per share and excludes goodwill and other intangibles of $100.9 million in 2012, $48.0 million in 2011, $45.9 million in 2010, $46.5 million in 2009, and $46.8 million in 2008. This is a non-GAAP measure that management believes provides management and investors with information that is useful in understanding the Company's financial performance and condition.

MESSAGE TO OUR SHAREHOLDERS

2012 was a year of strong results and important change at Tompkins Financial. Amidst a soft economy, increased regulatory challenges and continued pressure on margins, your Company achieved solid earnings while positioning itself for sustained superior performance well into the future. Our achievements this year were the direct result of the Trusted Relationships we share.

The most noteworthy event of the year was the successful acquisition of VIST Financial Corp. This resulted in expansion into one of the most attractive markets in the mid-Atlantic region with established locations and experienced staff. More importantly, we have a remarkable match between our two companies' cultures; a fact which made the merger process exceptionally smooth and nearly seamless. Tompkins Financial now operates 66 banking offices, has approximately 1,100 employees and total assets of $4.8 billion. This has given us new capabilities and also the ability to serve customers with larger credit needs.

While accounting requirements for the expenses related to the merger had a significant impact on our financial results, Tompkins Financial still performed very well. Overall results were essentially flat when compared with the previous year, excluding these one time expenses. Even so, all of our affiliates showed solid growth and healthy performance. Additionally, the second half of the year was among the most profitable in our history.

Our financial results for 2012 were impacted by fourth quarter charge-offs on a small number of loans. Despite these charge-offs, we continued to maintain credit quality metrics that are better than industry peer averages. We therefore expect that we should return to a more traditional pattern of loan loss experience.

In the first half of 2012, Tompkins Financial successfully raised $38 million in equity capital net of transaction costs. We raised these funds efficiently and at a very good price, all at a time when many banks were struggling to raise funds. This is a testament to the exceptional reputation Tompkins has built in the financial community. The offering strengthened capital levels and leaves us well positioned to take advantage of growth opportunities and to better manage risk.

Our core banking businesses continued to flourish in 2012. Despite a weak economy, total loans grew by 49.1%. We also experienced continued growth in our core deposits (total deposits less time deposits of $250,000 or more, brokered time deposits and municipal money market deposits), which were up 46.8% from the prior year. Both of these growth rates were favorably impacted by the VIST acquistion. As of the acquisition date, VIST had total loans of $889.3 million and core deposits of $890.2 million.

Our banks made key advances in providing new services that are essential to our customers. For example, we introduced Mobile Banking, giving our customers the capability to access accounts and perform transactions from their cell phones and tablet devices. This capability helps us to maintain a full and competitive product offering in a banking environment where technology is of increasing importance.

The combination of the insurance capabilities of Tompkins and VIST doubled the size of our insurance business, placing us among the top 25 bank-owned insurance institutions in the country. This has enabled us to achieve economies of scale that improve our ability to offer the best insurance products at the lowest rates. The merger enhanced our offerings from both sides of the table, with VIST providing greater experience in employee benefits and Tompkins Insurance contributing more experience in personal insurance. It also allowed us to bring service strategies to Pennsylvania that have yielded exceptional retention rates of 99% for commercial customers and 95% for personal customers in New York State.

Tompkins Financial Advisors continued to show strong growth with total assets under management, or in custody, reaching $3.2 billion at year end 2012. Our expansion into Southeastern Pennsylvania provides even more growth opportunities, as we bring new wealth management services to VIST customers for the first time. Our offerings within wealth management are of great strategic importance to us, as they enable Tompkins Financial to provide a complete line of financial services for every stage of our customers' lives.

All of the Tompkins Financial companies have long and consistent histories of helping community organizations through both financial contributions and volunteerism. This commitment strengthens the communities we serve, and stronger communities are the foundation of stronger financial results for our Company. We supported over 750 charitable organizations in 2012 through both our donations and our time. We thank our employees for their truly inspiring work in building up the communities we serve.

Our Board was pleased to welcome two new members in 2012: Alfred J. Weber and Frank C. Milewski. Al was previously Chairman of the VIST Financial Corp. Board of Directors where he had served since 1995. Frank had been on the VIST Financial Corp. Board of Directors since 2002 and had previously served as Vice Chairman. They bring strong track records of success in their business careers, knowledge of the Pennsylvania market area and depth of experience.



We had another important change to our Board in 2012. Thomas R. Salm, Vice Chairman of the Board, retired in July. Tom had served on the Tompkins Trust Company Board of Directors since 1981. He then joined the newly formed holding company board in March of 1995. We would like to express our deepest appreciation to Tom for his years of service, and we wish him all the best in his retirement. His knowledge and foresight will be greatly missed.

Our Annual Meeting will take place on May 20th at 5:30 PM at the Country Club of Ithaca. We will also host several Shareholder Information Meetings: For Western New York, May 21st at 5:30 PM at the Genesee Country Museum. For the Hudson Valley Region, May 23rd at 6:00 PM at Villa Barone in Mahopac. For Southeastern Pennsylvania, May 29th at 5:30 PM at the Crowne Plaza in Reading. We extend the warmest invitation to all of our shareholders to join us at these times.

As we move forward, we are pleased with the exceptional opportunities we possess for the future and remain committed to sustainable improvement in our performance, as you have come to expect. We deeply appreciate the support of our shareholders in all of our efforts, and we will continue to work hard to provide you with outstanding results. We would also like to express our immense gratitude to our employees whose hard work makes everything we do possible.

James J. Byrnes
Chairman

Stephen S. Romaine
President & CEO



Julie Schaeffer Marcy Schaeffer *Customers of Tompkins Financial Advisors*
Tara Masters, Vice President and Trust Officer, Tompkins Financial Advisors

Julie Schaeffer isn't your average 23-year old. "I save my money," she says. "I don't like to spend it!" Julie got her first job at age 13, and over the next 10 years she saved a substantial amount. "My dad told me I needed to have a plan," she says. "Since he has always supported local businesses, I stopped into Tompkins Financial Advisors in Ithaca." Julie was introduced to Tara Masters, a financial advisor. "We really hit it off," says Julie. "She made me feel that I wasn't out of place." In fact, Julie felt so comfortable at Tompkins that she recommended Tara to her parents. Julie's mom, Marcy, now works with Tara, too. Julie is pleased that her investments have already grown. "I love making art and traveling," she says. "Working with Tompkins is how I hope to support my interests."

CENTRAL NEW YORK REGION

Central New York experienced another solid year of strong core performance, with growth in residential mortgages, commercial lending, retail business and wealth management.

- ***Gregory J. Hartz,*** President and CEO
Tompkins Trust Company

Residential lending was particularly robust in 2012. Applications saw an increase of 25% over 2011, and loans closed were up by 22%. While historically low interest rates prompted many customers to refinance their current homes, Tompkins Trust Company also saw good growth in new mortgage originations.

In commercial lending, credit quality continued to be excellent. 2012 saw an increase in business lending activity with a trend toward continued increases in 2013. Our strong offerings brought in expanded business from contiguous regions such as Syracuse, Utica and Binghamton.

We also experienced solid growth in core deposits in 2012. Checking demand deposits increased by 9.9% and total deposits grew by 6.8%.

The Trust Company made significant progress in the relocation of our branch in Cortland, New York. The branch will be moving to a building at 36 Main Street that will provide more space and greater visibility. Significant upgrades will include drive-up banking, improved meeting space, enhanced customer privacy, and services from both Tompkins Financial Advisors and Tompkins Insurance Agencies. We expect to open this new location in the summer of 2013.

The East Hill branch began renovations in 2012 to provide expanded amenities and an improved customer experience. The renovation gives our customers greater accessibility and improved privacy to facilitate loan originations.

We continued our commitment to our community in 2012, supporting several hundred charitable organizations through donations, volunteer work and sponsorships. We hosted three large events on The Commons in Ithaca: the Chili Cook-Off, Family Fun Fair and the Apple Harvest Festival. Our Shred Day event continued to gain momentum, as did our awards programs.

Tompkins Insurance Agencies had an outstanding year, continuing its record of exceptional retention in both commercial and personal lines.

- ***Mark Kreydt,*** Executive Vice President
Tompkins Insurance Agencies, Inc., Central New York

New business expanded for Tompkins Insurance Agencies in 2012, including closing on the Auburn Community Hospital account. Tompkins Insurance Agencies also put significant time and effort into the VIST integration, with many of our employees across New York participating in the training of new employees and helping to coordinate the conversion to new systems.

Tompkins Financial Advisors posted a strong year, with excellent increases in new client relationships and assets under management.

- ***Michelle Benedict-Jones,*** COO and Managing Director
Tompkins Financial Advisors, Central New York

In 2012, new assets under management by Tompkins Financial Advisors increased by 16% in Central New York. New client relationships grew by 26%, while client retention was at 98%. We were also pleased to hire a new Chief Investment Strategist who brings great depth of experience to our wealth advisory team.

Laura Wagner Lee, Co-Owner
John Wagner, Co-Owner
Debbie Wagner, Office Manager
Wagner Vineyards
Customers of Tompkins Insurance Agencies

John Wagner is a 4th generation grape grower who is still finding new ways to improve his family's business. "Our wines now get international recognition," says John, whose father started the winery in 1979. "We've branched into several other businesses, like our Ginny Lee Cafe and the Wagner Valley Brewing Company." With his business growing and becoming more complicated, John turned to Tompkins Insurance Agencies for help. "My agent, Eric Toftegaard, really understands the wine business," says John. "It's not a high-pressure thing with him, it's a personal relationship." John appreciates how Tompkins Insurance walked him through the whole process, identifying the best ways to protect his business. "We have worked so hard to get to where we are," he says. "Working with them, I know that we are covered." Which is very important for John, his wife Debbie and his sister Laura, whose children—the 5th generation of grape growers—now work in the business.





Julie Crowley, Owner
Ithaca Coffee and Triphammer Wine & Spirits
Customer of Tompkins Trust Company

Steve Hoyt, Senior Vice President, Commercial/Consumer Services
Tompkins Trust Company

About ten years ago, Julie Crowley joined her father in a business that was started by her grandparents. Since then, Triphammer Wine & Spirits has grown dramatically. In 2004, Julie purchased a coffee roasting and gourmet foods business and rebranded it as Ithaca Coffee Company. She went on to add a cafe, a second location, and then a tavern at both locations. "Tompkins Trust Company has been very supportive of us," says Julie. "They know my business and what we're trying to do." Julie relies on the bank for long term loans, a line of credit, as well as checking and savings accounts. She credits Tompkins' Steve Hoyt with giving her some of the best advice about running her businesses: "He said, 'If you are sleeping well, it's going well.' " With Tompkins' support, Julie says she is sleeping much better these days.



David Spoleta, President Michael Spoleta, CEO Spoleta Construction *Customers of The Bank of Castile*
Peter Hin, Vice President, Commercial Banking, The Bank of Castile

People still talk about Michael and David Spoleta's father. "People tell me, your dad was the best!" says Michael. "He treated everyone fairly." Growing up with that influence, the brothers wanted to work with a bank that shared the same values as their father. "Some banks are a challenge," Michael says. "But The Bank of Castile is different." Their company has relied on The Bank of Castile for commercial real estate loans on projects like the Bridge Square offices and lofts in Rochester—the renovation of a 100-year old building—and Baker Street Landing in Churchville. "You can connect to the people you need to at The Bank of Castile," says Michael. "They're here in Rochester, so there's no need to go outside the city for our banking needs." Michael and David also appreciate the way the bank is active in the community. "We're very happy that we connected with them," say the brothers. "They are at the top of our list."

Western New York Region

Our outstanding employees deserve the credit for making 2012 one of the most successful years in the 143-year history of The Bank of Castile.

- *James W. Fulmer,* President and CEO, The Bank of Castile

The year saw strong growth in deposits, especially in core deposits. As one of the area's largest banks left the region, The Bank of Castile was well positioned to attract new customers due to our strong offering of stability, technology and commitment to community.

Credit quality in 2012 was excellent. We continued to loan to many businesses in the area, and saw growth in lending to both small and medium-sized businesses. We further diversified our lending portfolio, while continuing to emphasize areas such as agriculture where we have particular expertise.

Much of our growth in 2012 was directly attributable to our employees. We experience very little turnover and increasingly have many employees who have been with us for two decades or more. This outstanding longevity leads to an exceptional level of trust from our customers.

The bank was active in ensuring that we offer customers the best branches in the best locations. We worked toward the January 2013 opening of our Churchville branch. This new branch will solidify our position in the western part of Monroe County, building on our strong presence in Chili and Greece. Our Medina office moved into a new building in the fourth quarter of 2012 after a decade of consistent growth in the area. This new structure, built on the same site as our previous branch, is a significant upgrade, demonstrating our commitment to the community. The bank purchased a location in Pittsford that will serve as a strong banking presence on the east side of Monroe County. Our new office in this location, planned for the latter part of 2013, will create visibility for The Bank of Castile in one of the most desirable and highly trafficked locations in the county.

Our employees demonstrated the true meaning of a community bank after a devastating fire in the village of Castile. The fire destroyed the Village and Town Hall along with the building and restaurant next door. We are proud of our people for providing support and comfort to the community of Castile in the aftermath of this tragic event.

Our company's response to the fire in Castile illustrates the kind of extreme customer service that separates our company from others in the industry.

- ***David S. Boyce,*** President and CEO
Tompkins Insurance Agencies, Inc.

Tompkins Insurance Agencies insured both the Town and Village of Castile, as well as the adjoining building and restaurant. Representatives from Tompkins Insurance responded to the fire in the early morning hours and remained on site for days to help manage the claims process. It is this kind of commitment that enables us to maintain 99% commercial retention and 95% personal retention.

Tompkins Financial Advisors had a very successful year in Western New York, adding a large number of new clients and a substantial amount of new assets.

- ***Laurie Haelen,*** Managing Director
Tompkins Financial Advisors, Western New York

The firm acquired over 100 new clients and more than $90 million in new assets, making it our strongest year ever for new assets. We hosted a series of seminars to educate local employees on retirement planning and also participated in a variety of community events, including the Small Business Council Thanksgiving Appeal. Our retention rate remained strong at over 95%, a result of our commitment to clients and community.

Tom Trovato, CEO
Trovato Manufacturing
Customer of The Bank of Castile
Tompkins Insurance Agencies and Tompkins Financial Advisors

Trovato Manufacturing builds research tools for OLED—Organic Light Emitting Diodes—a technology for energy-efficient displays and lighting. "Our customer base extends around the world," says Tom Trovato, the company's CEO. "This is a technology that is poised to capture 15-20% of the worldwide lighting market." Tom and his wife started working with Tompkins Financial Advisors for wealth management. Soon after, they switched all of their banking and insurance to The Bank of Castile and Tompkins Insurance Agencies. "We've moved everything over there," says Tom. "We like everyone we've met!" With funding from The Bank of Castile, Trovato Manufacturing just purchased a new 9,000 square foot facility. "This will give us a modern, new facility that will allow us to expand our production capability," says Tom. "Tompkins and The Bank of Castile have been a great resource for us. They are part of my team."





Stephen Tarbell, Town Supervisor of Castile   Keith Granger, Mayor of the Village of Castile
Customers of Tompkins Insurance Agencies and The Bank of Castile

Tompkins Insurance Agencies; Frank Vitagliano, Senior Vice President; Jason Beachel, Vice President; Kelly Herold, Claims Supervisor; Jay Bailey, Facilities Manager, The Bank of Castile

On the morning of October 2, 2012, a fire in the village of Castile, NY destroyed the Town and Village Hall, as well as a restaurant next door.

Since both buildings were insured by Tompkins Insurance Agencies, Senior Vice President Frank Vitagliano and Claims Supervisor Kelly Herold were quickly notified. They were on the scene within an hour to help manage the claims process and provide encouragement to village residents.

Jay Bailey, facilities manager at The Bank of Castile, also arrived at the fire early that morning. He set up a tent for people affected by the fire, then brought them inside the bank itself to stay warm and await further news.

Minutes before a news conference, Mayor Keith Granger and Town Supervisor Stephen Tarbell received a message that brought them to the brink of tears. Stephen told the media: "The Bank of Castile has graciously offered two offices, one for the town and one for the village, to use free of charge until we get our building built."

Within two days, the town and village were set up in their own offices, complete with phone lines and IT services.

"That night really showed that we hadn't lost our roots," says Jay. "Even though the world has changed, we are still a community. In a small town when there is a tragedy like this, everyone pulls together."


SCHOOL BUS
SCHOOL BUS
59

Joan Corwin, President Seth Corwin, Vice President
Chappaqua Transporation
Customers of Mahopac National Bank

Chappaqua Transportation, a school bus contractor, has a true small-town approach. "I've jumped in my car and picked up high school kids who missed the bus," says Joan Corwin, the company's president. "Every day is different. You never know who might have left a violin at home." Joan and her children wanted to find a bank that treated people in the same highly personal way. "That's why Mahopac National Bank appealed to us," she says. "They are down-to-earth people. You're not a number with them." Chappaqua relies on Mahopac National Bank for their checking accounts, line of credit and debit cards. And when Joan attends a Rotary meeting, she is pleased to see people from the bank there, too. "We trust them," she says. "They bend over backwards to help you. They just do a wonderful job."

HUDSON VALLEY REGION

By staying true to our core values, Mahopac National Bank experienced growth in a challenging economic environment.

- ***Gerald J. Klein, Jr,*** President and CEO
Mahopac National Bank

The bank remained focused on our primary businesses: local deposits and lending within the communities we serve. We enjoyed an increase in core deposits in 2012, a reflection of the faith our customers have in the strength of our bank.

This growth also represented a return on the investment made in developing our branches and expanding our reach, particularly in Westchester County. We relocated our Yonkers Avenue Branch to a highly visible location in a high-traffic area. This new branch, with drive-up banking, safe deposit boxes and expanded parking, has received exceptional feedback from existing customers while attracting many new ones. Soon after moving, new account openings at the branch were triple the baseline rate of new accounts prior to the move.

Mahopac National Bank continues to support the small and medium size businesses that are the backbone of the Hudson Valley Region through our dedication to commercial lending. In 2012, our commercial loan portfolio continued to grow as a result of our commitment to the Hudson Valley Region. Heading into 2013, our commercial loan pipeline of new loan opportunities was at it highest level in the last five years. Our commercial lenders and branch managers deserve credit for finding strong opportunities within the communities we serve.

With rates at historic lows, we served a growing demand for residential mortgages. This represented both new mortgages and refinance requests. In 2012, residential mortgage volume increased by more than 30% overall.

Parts of our geography were devastated by Hurricane Sandy in October of 2012. Many of the families and businesses we serve experienced damage, losses and hardship. Mahopac National Bank joined together with Tompkins Financial to invest in the Hurricane Sandy Relief Loan Fund. The fund, coordinated by the New York Bankers Association, provides low-rate loans to businesses in our region that suffered losses in the storm.

We were pleased to be able to continue our support for over one hundred and sixty community organizations. In particular, Mahopac National Bank provided financial support and volunteers for four high-profile fund-raising events for the Cystic Fibrosis Foundation, the Maria Fareri Children's Hospital, the American Heart Association and the ALS Association this past year.

Tompkins Financial Advisors had another exceptional year in the Hudson Valley Region, with impressive revenue growth and client retention.

- ***Tiffany O'Toole,*** Managing Director
Tompkins Financial Advisors, Hudson Valley Region

Our wealth management firm experienced 25% revenue growth over the previous year with a 99% client retention rate. We continued to take a lead in promoting our services to professional and attorney Centers of Influence in our region, hosting a number of in-office educational seminars while also co-sponsoring significant area events. These and other efforts resulted in a nine-fold increase in our future fiduciary appointments.

Richard D'Andrea, President   Park Ford of Mahopac
Customer of Mahopac National Bank

Beth Lewis, Vice President, Branch Manager, Mahopac National Bank
Bill Dunkel, Vice President, Commercial Loan Officer, Mahopac National Bank

Richie D'Andrea has an old-fashioned way of doing business. "We have a handshake approach," he says. "We're not looking to sell, we're looking to make friends." So when Richie moved his car dealership to Mahopac 12 years ago, he wanted a bank that had the same small town feel. He found Mahopac National Bank. "They make banking easy and painless," he says. "If we need something, they'll be in my office in an hour."

Richie relied on funding from Mahopac to expand his facility several times. "Even in times of contraction they were out there saying 'Yes.'" But the most important aspect of his relationship with Mahopac is the way their business philosophy mirrors his: "They treat me the same way I treat my customers and vendors," he says. "They stick with you through thick and thin."





Mike Tremper, Vice President
CAMO Pollution Control
Customer of Mahopac National Bank

Mike Tremper, Vice President of CAMO Pollution Control, believes in making things easy for his customers. And he expects the same kind of treatment from his bank. So when Mike's current bank started raising fees and reducing service, he took his accountant's advice and switched to Mahopac National Bank. "There are so many headaches in running a business," says Mike, whose company manages water and sewage treatment facilities for municipalities. "Dealing with your bank shouldn't be one of those headaches." The difference in working with Mahopac has been significant. "There's just an overall ease of banking," he says. "They cut through all the red tape." Best of all, Mike finally feels he has a bank that treats him the same way he treats his customers: "If we ever have an issue, we can call over there and they will be here in no time."


ROAD
CONSTRUCTION

Lynn McMaster, Executive Vice President
Please Touch Museum
Customer of Tompkins Insurance

Filled with inventive, fun-filled learning opportunities, Please Touch Museum® is the hallmark museum experience for children 7 years and under. Founded in 1976, the museum is an interactive environment where "learning is child's play™." Also known as the Children's Museum of Philadelphia™, it draws close to 600,000 visitors annually and employs nearly 200 people. "We want to make sure our employees have the best options for their benefits," says Lynn McMaster, Executive Vice President of the museum. "That's why we work with Tompkins Insurance." Tompkins Insurance has helped the museum to identify the best health, life and disability insurance options for their employees, while identifying effective ways to keep costs under control. "They have advocated tirelessly for our employees," says Lynn. "If we need help with a billing issue or resolving a claim, Tompkins is our biggest ally."

SOUTHEASTERN PENNSYLVANIA

With cultures and values that were strikingly similar, VIST Bank and Tompkins Financial experienced a merger that was highly productive and nearly seamless.

- ***Robert D. Davis,*** President and CEO, VIST Bank

In every step of the merger between Tompkins Financial and VIST, a simple guiding principle was followed: It's not the Tompkins way. It's not the VIST way. It's the best way.

One of the most significant results of the merger has been an expansion in VIST Bank's lending capabilities. Our legal lending limit has more than doubled, enabling us to originate and approve a number of loans that would previously have been out of reach for the bank. This change in our lending limit not only benefits the bank, but helps us to be even more effective in building the economies of the communities we serve.

In December, we had a successful conversion to a new operating system that is shared with Tompkins. This conversion, while large, proceeded smoothly and with no significant customer loss or service interruption. We appreciate the efforts of all those employees who made this transition a success.

Our commitment to our communities continued unabated in 2012. VIST Bank made significant financial contributions to numerous community organizations, while our leaders were represented on virtually every major non-profit board in our region.

VIST Bank has always had a simple core goal: wherever our customers have a financial need, we will provide the solution that best meets it. Through our merger with Tompkins Financial, we have taken a large step forward in fulfilling that promise.

The combination of our insurance services with those of Tompkins produced synergies arising from both organizations.

- ***Mike Herr,*** Executive Vice President
Tompkins Insurance Agencies, Inc.
Southeastern Pennsylvania

The merger of our two insurance organizations built up the organization in important ways. VIST contributed expertise in the employee benefits area with their knowledge of larger employee groups, while Tompkins provided efficient and effective management of their 28,000 personal insurance clients. The merger is expected to nearly double the annual revenue of Tompkins Insurance Agencies. This doubling of scale will enable further growth by providing us with the ability to negotiate more comprehensive programs at more affordable cost for our customers. In addition, Tompkins brings claim strategies to Pennsylvania which have yielded a 99% satisfaction rate in New York.

The merger also expanded our capabilities in the area of wealth management and estate planning

- ***Robert Muti,*** CFA Managing Director

Through Tompkins Trust Company, we now have access to trust powers that will enable us to serve our customers at every stage of their lives. In 2013, we will focus on the human resources necessary to take advantage of these new opportunities in trusts and estates.

Scott Hunsicker, General Manager
Reading Fightin Phils
Customer of VIST Bank, Tompkins Insurance and Wealth Management Services

When fans of the Reading Fightin Phils come to opening night in 2013, they will be greeted by an impressive sight: a brand new video board that triples the square footage of the previous one. "It's 30 feet high and 60 feet wide," says General Manager Scott Hunsicker. "With its combination of clarity and size, it's one of the best in the country." The Fightin Phils worked closely with VIST Bank to arrange the financing for the video board. "The terms were great—and they made the process easy," says Scott. The team also works with Tompkins Insurance for all of their employee benefits, and with Wealth Management for their 401(k) retirement plan. "Three generations of fans have been coming to this same great ballpark. We appreciate having a partner that can help us make that experience even better."


201



Charlie Bernard, President
Eagle Brass
Customer of VIST Bank and Tompkins Insurance
Joe Butto, Senior Vice President, VIST Bank

When the telecom industry contracted in 2001, re-roll mills like Eagle Brass—major suppliers of components to telecom companies—were hit hard. Though his company had been consistently profitable, Charlie Bernard, the company's president, couldn't get his current bank to even return his calls. Charlie reached out to several banks that had called on him through the years. None of them wanted his business. "So I called the CEO of VIST Bank," says Charlie. "And he said he would be here the next morning." VIST did more than lend Charlie the money he needed; the bank took on all of Eagle Brass's business. Since then, Eagle Brass has tripled in size. "The one time you really need your bank is when things are tough," says Charlie. "My back was against the wall, and VIST was there for me. You're just loyal forever to a bank like that."

Consolidated Statements of Condition

{IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA}	AS OF DECEMBER 31, 2012	2011
Assets		
Cash and noninterest bearing balances due from banks	$ 117,448	$ 47,297
Interest bearing balances due from banks	1,482	2,170
Money market funds	0	100
Cash and Cash Equivalents	118,930	49,567
Trading securities, at fair value	16,450	19,598
Available-for-sale securities, at fair value (amoritized cost of $1,349,416 at December 31, 2012 and $1,104,853 at Decmber 31, 2011)	1,393,340	1,143,546
Held-to-maturity securities, fair value of $25,163 at December 31, 2012, and $27,255 at December 31, 2011	24,062	26,673
Originated loans and leases, net of unearned income and deferred costs and fees	2,133,106	1,981,849
Less: Allowance for originated loans and lease losses	24,643	27,593
Acquired loans and leases, covered	37,600	0
Acquired loans and leases, noncovered	783,904	0
Net Loans and Leases	2,929,967	1,954,256
FDIC Indemnification Asset	4,385	0
Federal Home Loan Bank stock and Federal Reserve Bank stock	19,388	19,070
Bank premises and equipment, net	54,581	44,712
Corporate owned life insurance	65,102	43,044
Goodwill	92,305	43,898
Other intangible assets, net	18,643	4,096
Accrued interest and other assets	100,044	51,788
Total Assets	$4,837,197	$3,400,248
Liabilities		
Deposits:		
Interest bearing:		
Checking, savings, and money market	2,144,367	1,356,870
Time	973,883	687,321
Noninterest bearing	831,919	616,373
Total Deposits	3,950,169	2,660,564
Federal funds purchased and securities sold under agreements to repurchase	213,973	169,090
Other borrowings, including certain amounts at fair value of $11,847 at December 31, 2012 and $12,093 at December 31, 2011	111,848	186,075
Trust preferred debentures	43,668	25,065
Other liabilities	76,179	60,311
Total Liabilities	$4,395,837	$3,101,105
Equity		
Tompkins Financial Corporation shareholders' equity:		
Common stock – par value $.10 per share: Authorized 25,000,000 shares; Issued: 14,426,711 shares at December 31, 2012; and 11,159,466 shares at December 31, 2011	1,443	1,116
Additional paid-in capital	334,649	206,395
Retained earnings	108,709	96,445
Accumulated other comprehensive loss	(2,106)	(3,677)
Treasury stock, at cost – 100,054 shares at December 31, 2012, and 95,105 shares at December 31, 2011	(2,787)	(2,588)
Total Tompkins Financial Corporation Shareholders' Equity	439,908	297,691
Noncontrolling Interests	1,452	1,452
Total Equity	$ 441,360	$ 299,143
Total Liabilities and Equity	$4,837,197	$3,400,248

CONSOLIDATED STATEMENTS OF INCOME

{IN THOUSANDS, EXCEPT PER SHARE DATA}	YEAR ENDING DECEMBER 31, 2012	2011	2010
Interest and Dividend Income			
Loans	$124,662	$103,998	$106,357
Due from banks	32	12	31
Federal funds sold	2	7	17
Trading securities	744	873	1,084
Available-for-sale securities	31,232	30,103	33,989
Held-to-maturity securities	860	1,185	1,535
Federal Home Loan Bank stock and Federal Reserve Bank stock	824	910	1,049
Total Interest and Dividend Income	158,356	137,088	144,062
Interest Expense			
Time certificates of deposit of $100,000 or more	3,322	3,292	4,297
Other deposits	8,910	9,795	13,380
Federal funds purchased and securities sold under agreements to repurchase	4,451	4,872	5,418
Trust preferred debentures	2,094	1,580	1,581
Other borrowings	5,436	6,143	7,611
Total Interest Expense	24,213	25,682	32,287
Net Interest Income	134,143	111,406	111,775
Less: Provision for Loan and Lease Losses	8,837	8,945	8,507
Net Interest Income After Provision for Loan and Lease Losses	125,306	102,461	103,268
Noninterest Income			
Insurance commissions and fees	19,421	13,542	12,738
Investment services income	14,340	14,287	14,329
Service charges on deposit accounts	7,441	8,491	8,554
Card services income	6,030	5,060	4,285
Mark-to-market (loss) gain on trading securities	(332)	62	219
Mark-to-market gain (loss) on liabilities held at fair value	246	(464)	(441)
Net other-than-temporary impairment losses[1]	(196)	(65)	(34)
Other income	7,534	6,705	6,331
Net gain on securities transactions	324	396	178
Total Noninterest Income	54,808	48,014	46,159
Noninterest Expenses			
Salaries and wages	51,700	44,140	42,530
Pension and other employee benefits	18,075	14,275	14,523
Net occupancy expense of premises	8,969	7,117	7,161
Furniture and fixture expense	4,996	4,463	4,421
FDIC insurance	2,685	2,527	3,768
Amortization of intangible assets	1,264	589	762
Merger and integration related expenses	15,584	174	0
Other operating expenses	34,335	25,267	25,880
Total Noninterest Expenses	137,608	98,552	99,045
Income Before Income Tax Expense	42,506	51,923	50,382
Income Tax Expense	11,090	16,373	16,420
Net Income Attributable to Noncontrolling Interests and Tompkins Financial Corporation	31,416	35,550	33,962
Less: Net Income Attributable to Noncontrolling Interests	131	131	131
Net Income Attributable to Tompkins Financial Corporation	$31,285	$35,419	$33,831
Basic earnings per share	$2.44	$3.21	$3.13
Diluted earnings per share	$2.43	$3.20	$3.11

1. In 2012, other-than-temporary impairment ("OTTI") on securities available-for-sale totaling $196,000 was recognized in noninterest income. There were no additional non-credit OTTI losses on these securities in 2012. In 2011, OTTI on securities available-for-sale totaling $178,000 was recognized, which included $113,000 in non-credit impairment losses recognized in accumulated other comprehensive income, and $65,000 of OTTI losses recognized in noninterest income. In 2010, OTTI on securities available-for-sale totaling $34,000 was recognized in noninterest income. There were no additional non-credit OTTI losses on these securities in 2010.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the NYSE MKT LLC. The high and low closing sale prices, which represent actual transactions as quoted on the Exchange, of the Company's common stock for each quarterly period in 2011 and 2012 are presented to the right. The per share dividends paid by the Company in each quarterly period in 2011 and 2012 and the payment dates of these dividends are also presented.

		Market Price		Cash Dividends	
		High	Low	Amount	Date Paid
2011	1st Quarter	$41.85	$39.15	$.34	2/15/11
	2nd Quarter	42.20	36.43	.34	5/16/11
	3rd Quarter	41.00	34.01	.36	8/15/11
	4th Quarter	40.49	33.75	.36	11/15/11
2012	1st Quarter	$43.13	$38.90	$.36	2/15/12
	2nd Quarter	40.69	35.82	.36	5/15/12
	3rd Quarter	42.52	37.30	.36	8/15/12
	4th Quarter	41.67	36.85	.38	11/15/12

As of February 25, 2013, there were approximately 3,517 holders of record of the Company's common stock.


$3.21
$3.16
$3.11
$3.20
$2.96
$2.78
$2.43
$2.00
08
09
10
11
12

DILUTED EARNINGS[1]
PER SHARE IN DOLLARS


$1.46
$1.40
$1.33
$1.24
$1.20
$.50
08
09
10
11
12

CASH DIVIDENDS
PER SHARE IN DOLLARS

1. The lighter shaded sections of the bars reflects GAAP earnings per share. The darker shaded sections in 2011 and 2012 reflect the after-tax impact of merger related expenses as well as other nonrecurring items. Refer to the Company's Form 10-K for the calculation of these non-GAAP measures.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012 (not presented herein); and in our report dated March 18, 2013 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, NY
March 18, 2013



TOMPKINS FINANCIAL CORPORATION BOARD OF DIRECTORS

FROM LEFT TO RIGHT:

Paul J. Battaglia, CPA Managing Director, Freed Maxick & Battaglia, CPAs, P.C.
John E. Alexander Founder, The CBORD Group, Inc.
Frank C. Milewski Regional President, Providence Service Corporation
James W. Fulmer Vice Chairman, Tompkins Financial; Chairman, President & CEO, The Bank of Castile
Patricia A. Johnson Treasurer, Cornell University
Carl E. Haynes President, Tompkins Cortland Community College
Daniel J. Fessenden Executive Director, Fred L. Emerson Foundation, Inc.
James J. Byrnes Chairman
Stephen S. Romaine President & CEO
Thomas R. Rochon President, Ithaca College
William D. Spain, Jr. Chairman, Mahopac National Bank; Managing Partner, Spain & Spain, PC
Michael H. Spain President, Spain Agency, Inc.
Alfred J. Weber President, Tweed-Weber, Inc.
James R. Hardie Vice Chairman, Tompkins Insurance Agencies, Inc.
Susan A. Henry, Ph.D Professor, Department of Molecular Biology & Genetics, Cornell University
Reeder D. Gates Retired President, R.D. Gates Ltd.
Sandra A. Parker President & CEO, Rochester Business Alliance
Craig Yunker Managing Partner, CY Farms



TOMPKINS FINANCIAL CORPORATION LEADERSHIP TEAM

FROM LEFT TO RIGHT:

David S. Boyce President & CEO, Tompkins Insurance Agencies, Inc.
Francis M. Fetsko Executive Vice President, CFO, COO & Treasurer
Rosemary G. Hyland Senior Vice President, Director of Human Resources
Stephen S. Romaine President & CEO, Tompkins Financial Corporation
Gregory J. Hartz President & CEO, Tompkins Trust Company
Gerald J. Klein, Jr. President & CEO, Mahopac National Bank
Susan M. Valenti Senior Vice President, Corporate Marketing Officer
Robert D. Davis President & CEO, VIST Bank
James W. Fulmer Chairman, President & CEO, The Bank of Castile

Boards of Directors

Tompkins Trust Company

James J. Byrnes
Chairman

Gregory J. Hartz
President & CEO

John E. Alexander
Founder
The CBORD Group, Inc.

Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

Reeder D. Gates
Retired President
R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland
Community College

Susan A. Henry, Ph.D
Professor, Department of
Molecular Biology and Genetics
Cornell University

Patricia A. Johnson
Treasurer, Cornell University

Thomas R. Rochon
President, Ithaca College

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

The Bank of Castile

James W. Fulmer
Chairman, President & CEO

Paul J. Battaglia, CPA
Managing Director
Freed Maxick & Battaglia,
CPAs, P.C.

Joseph G. Bucci
Co-founder & Vice Chairman
American Rock Salt Co., Inc.
Founder & Owner, Bucci
Real Estate

Phillip J. Clark, P.E.
Chairman & CEO
Clark Patterson Lee

Thomas E. Cushing
Vice President
Secretary-Treasurer
J.O. Cook, Inc.

David N. DeLaVergne
Retired Senior Vice President
The Bank of Castile

John P. Linfoot*
President
John P. Linfoot, Inc.

John D. McClurg
President
McClurg Chrysler
Dodge Jeep, Inc.
& McClurg Chevrolet Buick, Inc.

Sandra A. Parker
President & CEO
Rochester Business Alliance

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Stephen R. Stoddard, DVM
Perry Veterinary Clinic

Craig Yunker
Managing Partner
CY Farms

* Retiring April, 2013

Mahopac National Bank

William D. Spain, Jr.
Chairman
Managing Partner
Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael Spain
President, Spain Agency, Inc.

VIST Bank

Alfred J. Weber
Chairman
President, Tweed-Weber, Inc.

Robert D. Davis
President & CEO

Edward C. Barrett, CPA
EVP & CFO

James H. Burton
President
Manchester Copper Products, LLC

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Philip E. Hughes, Esq., CPA
Vice Chairman
Keystone Industries

Frank C. Milewski
Regional President
Providence Service Corporation

Harry J. O'Neill, III
President, Empire Group

Karen A. Rightmire
President
The Wyomissing Foundation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Tompkins Insurance Agencies

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

Corporate Information

Tompkins Financial Corporation Corporate Officers

Stephen S. Romaine
President & CEO

James W. Fulmer
Vice Chairman

David S. Boyce
Executive Vice President

Robert D. Davis
Executive Vice President

Francis M. Fetsko
Executive Vice President
CFO, COO & Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Rosemary G. Hyland
Senior Vice President
Director of Human Resources

Bradley G. James
Senior Vice President
Chief Technology Officer

Susan M. Valenti
Senior Vice President
Corporate Marketing Officer

Gregory H. Smith
Vice President &
Corporate Risk Manager

Janet L. Hewitt
Assistant Vice President
Corporate Administrative &
Investor Relations Officer

Kathleen A. Manley
Assistant Vice President &
Corporate Secretary

Corporation Office
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancial.com
E-mail:
shareholder@tompkinsfinancial.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

VIST Bank
PO Box 6219
Wyomissing, PA 19610
(610) 478-9922
www.vistbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

Tompkins Financial Advisors
Western New York
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Central New York
119 East Seneca St.
Ithaca, NY 14851
(607) 273-0037
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Hudson Valley
10 Bank St.
White Plains, NY 10606
(914) 946-1277
www.tompkinsfinancialadvisors.com

Stock Listing
Tompkins Financial Corporation common stock is traded on the NYSE MKT LLC under the symbol TMP.

The Tompkins Financial Stock Purchase Plan is administered by the American Stock Transfer & Trust Company, LLC as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company, LLC
Toll-free number: 1-877-573-4008
Internet: www.amstock.com

Mailing address:
American Stock Transfer & Trust Company, LLC
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company, LLC
Shareholder Relations
6201 15th Avenue
Brooklyn, NY 11219

Overnight address:
6201 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Stock Purchase Plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Janet L. Hewitt, AVP
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-2004
E-mail address:
jhewitt@tompkinstrust.com

Form 10-K
Copies of the Company's Form 10-K (Annual Report) for 2012, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinsfinancial.com

Go Green
If you would like to receive future Tompkins Financial Corporation Corporate Reports and proxy materials electronically, please follow the instructions on your proxy card for voting via the internet and select the option for electronic transmission of proxy materials.




MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C008168

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 5,800 lbs of paper which has a postconsumer recycled percentage of 10%.

2 trees preserved for the future

7 lbs waterborne waste not created

999 gallons wastewater flow saved

111 lbs solid waste not generated

218 lbs net greenhouse gases prevented

1,666,000 BTUs energy not consumed



TOMPKINS FINANCIAL®

www.tompkinsfinancial.com